POSCO plans to hold a 2012 CEO FORUM for the Fiscal Year 2011 Earning Results as follows:

1. Agenda

• •	Fiscal Year 2011 Earning Results Business Plan for the Fiscal Year 2012 and Q&A Session

2. Date and Time

Febraury 3, 2012, 4:00 PM (Seoul Time)

3. Place

Korea Exchange, Conference Room (1st Floor)

4. Participants

Analysts, Institutional Investors and Press

5. CEO FORUM for Overseas Investors

•	London (Febraury 13), New York (Febraury 14), Boston (Febraury 15), HongKong (Febraury 29),

Singapore (March 1)

• Local time